FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 29, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 29, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2010

Taipei, Taiwan, R.O.C., October 29, 2010 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$51,489 million for the third quarter of 2010 (3Q10), up by 104% year-over-year and up by 11% sequentially.  Net income for the quarter totaled NT$5,460 million, up from a net income of NT$3,187 million in 3Q09 and NT$4,613 million in 2Q10.  Diluted earnings per share for the quarter was NT$0.91 (or US$0.143 per ADS), compared to diluted earnings per share of NT$0.56 for 3Q09 and NT$0.76 for 2Q10.

To aid investors in understanding the significance of the Company's successful tender offer for 98.9% of the outstanding common shares of Universal Scientific Industrial Co., Ltd. ("USI") in the second and third quarter of 2010, this earnings release includes (i) the Company's pro forma and actual financial results both reflecting the consolidation of USI, and (ii) consolidated financial results for USI.  USI's financial results are reflected in the Company's actual financial results for the first quarter beginning in February 2010 and for the second and third quarter of 2010.  The pro forma financial results reflect the completion of the USI tender offer as if it had occurred on January 1, 2009.  The presentation of the financial results for USI and the Company as described above are for purposes of this earnings release only.

RESULTS OF OPERATIONS

3Q10 Results Highlights – Actual Basis
●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, EMS operations and substrates sold to third parties was NT$27,289 million, NT$6,017 million, NT$17,486 million, and NT$697 million, respectively, and each represented approximately 53%, 12%, 34% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$40,384 million, up by 115% year-over-year and up by 11% sequentially.

___________________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

October 29, 2010

Advanced Semiconductor Engineering, Inc.

-	Raw material cost totaled NT$24,980 million during the quarter, representing 49% of total net revenue, compared with NT$22,108 million and 48% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,435 million during the quarter, representing 11% of total net revenue, compared with NT$5,164 million and 11% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,770 million during the quarter, up by 16% year-over-year and up by 7% sequentially.
●
Total operating expenses during 3Q10 were NT$4,440 million, including NT$1,668 million in R&D and NT$2,772 million in SG&A, compared with operating expenses of NT$4,153 million in 2Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, the same as the same quarter last year and the previous quarter.

●	Operating income for the quarter totaled NT$6,665 million, up from NT$5,763 million in the previous quarter. Operating margin increased to 13% in 3Q10 from 12% in 2Q10.
●	In terms of non-operating items:
-	Net interest expense was NT$280 million, slightly down from NT$282 million a quarter ago.
-	Net foreign exchange gain of NT$146 million was primarily attributable to the depreciation of the U.S. dollar against N.T. dollar and Renminbi(“RMB”).
-	Gain on equity-method investments of NT$11 million was primarily attributable to our investment income of NT$13 million from Hung Ching Development & Construction Co.
-
Other non-operating expenses of NT$67 million were related to miscellaneous loss.  Total non-operating expenses for the quarter were NT$190 million, compared to non-operating expenses of NT$156 million for 3Q09 and non-operating expenses of NT$380 million for 2Q10.

●
Income before tax was NT$6,475 million for 3Q10, compared to NT$5,383 million in the previous quarter.  We recorded income tax expense of NT$771 million during the quarter, compared to NT$611 million in 2Q10.

●	In 3Q10, net income was NT$5,460 million, compared to net income of NT$3,187 million for 3Q09 and net income of NT$4,613 million for 2Q10.
●
Our total number of shares outstanding at the end of the quarter was 6,052,251,682, including retroactive stock dividend and treasury stock owned by our subsidiaries.  Our 3Q10 diluted earnings per share of NT$0.91 (or US$0.143 per ADS) was based on 5,984,316,940 weighted average number of shares outstanding in 3Q10.

3Q10 Results Highlights – IC ATM2 Basis
●
Net revenue contribution from IC packaging operations, testing operations, and substrates sold to third parties was NT$27,301 million, NT$6,017 million and NT$697 million, respectively, and each represented approximately 80%, 18% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$24,912 million, up by 32% year-over-year and up by 6% sequentially.

-	Raw material cost totaled NT$10,801 million during the quarter, representing 32% of total net revenue, compared with NT$10,278 million and 32% of total net revenue in the previous quarter.

__________________
2 ATM stands for Semiconductor Assembly, Testing and Material.

October 29, 2010

Advanced Semiconductor Engineering, Inc.

-	Labor cost totaled NT$4,889 million during the quarter, representing 14% of total net revenue, compared with NT$4,643 million and 15% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,447 million during the quarter, up by 8% year-over-year and up by 9% sequentially.
●
Total operating expenses during 3Q10 were NT$3,213 million, including NT$1,260 million in R&D and NT$1,953 million in SG&A, compared with operating expenses of NT$2,936 million in 2Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, the same as the same quarter last year and the previous quarter.

●	Operating income for the quarter totaled NT$5,890 million, up from NT$5,367 million in the previous quarter. Operating margin was 17% in 3Q10, the same as the previous quarter.
●	In terms of non-operating items:
-	Net interest expense was NT$279 million, up from NT$275 million a quarter ago.
-	Net foreign exchange gain of NT$177 million was primarily attributable to the depreciation of the U.S. dollar against N.T. dollar and Renminbi(“RMB”).
-	Gain on equity-method investments of NT$625 million was primarily attributable to our investment income in USI.
-
Other non-operating expenses of NT$202 million were related to miscellaneous loss.  Total non-operating income for the quarter was NT$321 million, compared to non-operating expenses of NT$155 million for 3Q09 and non-operating expenses of NT$191 million for 2Q10.

●
Income before tax was NT$6,211 million for 3Q10, compared to NT$5,176 million in the previous quarter.  We recorded income tax expense of NT$596 million during the quarter, compared to NT$525 million in 2Q10.

●	In 3Q10, net income was NT$5,460 million, compared to a net income of NT$3,187 million for 3Q09 and net income of NT$4,613 million for 2Q10.

3Q10 Results Highlights of USI
●	Net revenue contribution from EMS operations was NT$17,486 million, up by 26% year-over-year and up by 19% sequentially.
●	Cost of revenues was NT$15,387 million, up by 26% year-over-year and up by 19% sequentially.

-	Raw material cost totaled NT$14,191 million during the quarter, representing 81% of total net revenue, compared with NT$11,838 million and 80% of total net revenue in the previous quarter.

-	Labor cost totaled NT$546 million during the quarter, representing 3% of total net revenue, compared with NT$520 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$233 million during the quarter, down by 19% year-over-year and up by 1% sequentially.
●
Total operating expenses during 3Q10 were NT$1,131 million, including NT$407 million in R&D and NT$724 million in SG&A, compared with operating expenses of NT$1,218 million in 2Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 6%, down from 7% in 3Q09 and down from 8% in 2Q10.

●	Operating income for the quarter totaled NT$968 million, up from NT$545 million in the previous quarter. Operating margin was 6% in 3Q10, up by 2 percentage points from the previous quarter.

October 29, 2010

Advanced Semiconductor Engineering, Inc.

●	Total non-operating income for the quarter was NT$114 million, compared to non-operating income of NT$53 million for 3Q09 and non-operating income of NT$91 million for 2Q10.
●
Income before tax was NT$1,082million for 3Q10, compared to NT$636 million in the previous quarter.  We recorded income tax expense of NT$174 million during the quarter, compared to NT$85 million in 2Q10.

●	In 3Q10, net income was NT$906 million, compared to a net income of NT$605 million for 3Q09 and net income of NT$549 million for 2Q10.

LIQUIDITY AND CAPITAL RESOURCES OF ACTUAL BASIS
●	As of September 30, 2010, our cash and current financial assets totaled NT$29,353 million, compared to NT$28,061 million as of June 30, 2010.
●
Capital expenditures in 3Q10 totaled US$268 million, of which US$185 million was used for IC packaging, US$72 million was used for testing, US$8 million was used for EMS and US$3 million was used for interconnect materials.

●
As of September 30, 2010, we had total bank debt of NT$80,510 million, compared to NT$68,446 million as of June 30, 2010.  Total bank debt consisted of NT$19,116 million of revolving working capital loans, NT$3,239 million of the current portion of long-term debt, and NT$58,155 million of long-term debt.  Total unused credit lines amounted to NT$84,740 million.

●	Current ratio as of September 30, 2010 was 1.43, compared to 1.41 as of June 30, 2010. Net debt to equity ratio was 0.55 as of September 30, 2010.
●	Total number of employees was 47,952 as of September 30, 2010, compared to 27,940 as of September 30, 2009 and 44,374 as of June 30, 2010.

BUSINESS REVIEW

IC Packaging Services3
●	Net revenues generated from our IC packaging operations were NT$27,301 million during the quarter, up by NT$7,296 million, or 36% year-over-year, and up by NT$1,594 million, or 6% sequentially.
●	Net revenues from advanced substrate and leadframe-based packaging accounted for 84% of total IC packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.
●	Gross margin for our IC packaging operations during the quarter was 22%, up by 1 percentage point from the same quarter last year and the same as the previous quarter.
●
Capital expenditures for our IC packaging operations amounted to US$185 million during the quarter, of which US$159 million was used for wirebonding packaging capacity and US$26 million was used for wafer bumping and flip chip packaging equipment.

●	As of September 30, 2010, there were 11,467 wirebonders in operation. 805 wirebonders were added and 43 wirebonders were disposed of during the quarter.
●	Net revenues from flip chip packages and wafer bumping services accounted for 16% of total packaging net revenues, the same as the previous quarter.

Testing Services
●	Net revenues generated from our testing operations were NT$6,017 million, up by NT$1,429 million, or 31% year-over-year, and up by NT$729 million, or 14%, sequentially.
●
Final testing contributed 85% to total testing net revenues, up by 3 percentage points from the previous quarter.  Wafer sort contributed 13% to total testing net revenues, down by 2 percentage points from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, down by 1 percentage point from the previous quarter.

_________________
3 IC packaging services include module assembly services.

October 29, 2010

Advanced Semiconductor Engineering, Inc.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,585 million, up from NT$1,436 million in 3Q09 and up from NT$1,403 million in 2Q10.
●	In 3Q10, gross margin for our testing operations was 39%, up by 4 percentage points year-over-year and the same as the previous quarter.
●	Capital spending on our testing operations amounted to US$72 million during the quarter.
●	As of September 30, 2010, there were 2,060 testers in operation. 245 testers were added and 31 testers were disposed of during the quarter.

EMS Services
●	Net revenues generated from our EMS operations were NT$17,486 million, up by NT$3,600 million, or 26% year-over-year, and up by NT$2,760 million, or 19%, sequentially.
●
Electronics Packaging & EMS products contributed 20% to total EMS net revenues, down by 2 percentage points from the previous quarter.  Computers & Peripherals products contributed 13% to total EMS net revenues, down by 3 percentage points from the previous quarter.  Communications products contributed 37% to total EMS net revenues, up by 5 percentage points from the previous quarter.  Network Storage & Servers products contributed 10% to total EMS net revenues, which remained the same as the previous quarter.   Industrial & Automotive products contributed 20% to total EMS net revenues, which remained the same as the previous quarter.

●	In 3Q10, gross margin for our EMS operations was 12%, the same as the same quarter last year and the previous quarter.
●	Capital spending on our EMS operations amounted to US$8 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,669 million during the quarter, up by NT$420 million, or 19% year-over-year, and up by NT$109 million, or 4% from the previous quarter. Of the total output of NT$2,669 million, NT$697 million was from sales to external customers.

●	Gross margin for substrate operations was 25% during the quarter, up by 3 percentage points year-over-year and down by 2 percentage points sequentially.
●	In 3Q10, our internal substrate manufacturing operations supplied 47% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 28% of our total net revenues in 3Q10, compared to 27% in 3Q09 and 29% in 2Q10.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 44% of our total net revenues during the quarter, compared to 42% in 3Q09 and 43% in 2Q10.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 38% of our total net revenues during the quarter, compared to 36% in 3Q09 and 35% in 2Q10.

EMS BASIS
●
Our five largest customers together accounted for approximately 62% of our total net revenues in 3Q10, compared to 65% in 3Q09 and 62% in 2Q10.  There were two customers, which accounted for more than 10% of our total net revenues.

October 29, 2010

Advanced Semiconductor Engineering, Inc.

●	Our top 10 customers contributed 78% of our total net revenues during the quarter, compared to 82% in 3Q09 and 78% in 2Q10.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., Broadcom Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, Renesas Electronics Corporation, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on June 11, 2010.

October 29, 2010

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	3Q/10	2Q/10	3Q/09
Net Revenues	34,015	31,697	25,205
Revenues by End Application
Communications	48%	46%	45%
Computers	16%	18%	20%
Automotive and Consumer	36%	36%	33%
Others	0%	0%	2%
Revenues by Region
North America	54%	52%	52%
Europe	14%	14%	13%
Taiwan	18%	20%	20%
Japan	9%	9%	10%
Other Asia	5%	5%	5%

IC Packaging Services
Amounts in NT$ Millions	3Q/10	2Q/10	3Q/09
Net Revenues	27,301	25,707	20,005
Revenues by Packaging Type
Advanced substrate & leadframe based	84%	85%	89%
Traditional leadframe based	8%	6%	5%
Module assembly	5%	5%	3%
Others	3%	4%	3%
Capacity
CapEx (US$ Millions)*	185	227	91
Number of Wirebonders	11,467	10,705	8,880

Testing Services
Amounts in NT$ Millions	3Q/10	2Q/10	3Q/09
Net Revenues	6,017	5,288	4,588
Revenues by Testing Type
Final test	85%	82%	82%
Wafer sort	13%	15%	15%
Engineering test	2%	3%	3%
Capacity
CapEx (US$ Millions)*	72	127	17
Number of Testers	2,060	1,846	1,569

EMS Services
Amounts in NT$ Millions	3Q/10	2Q/10	3Q/09
Net Revenues	17,486	14,726	13,886
Revenues by End Application
Electronics Packaging & EMS	20%	22%	28%
Computers & Peripherals	13%	16%	24%
Communications	37%	32%	24%
Network Storage & Servers	10%	10%	7%
Industrial&Automotive Products	20%	20%	17%
Capacity
CapEx (US$ Millions)*	8	7	1
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Actual Basis*
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2010	Jun. 30 2010	Sep. 30 2009	Sep. 30 2010	Sep. 30 2009
Net revenues:
IC Packaging	27,289	25,700	20,005	75,069	46,804
Testing	6,017	5,288	4,588	15,968	11,233
EMS	17,486	14,726	-	42,351	-
Others	697	702	612	2,072	1,446
Total net revenues	51,489	46,416	25,205	135,460	59,483

Cost of revenues	(40,384)	(36,500)	(18,802)	(106,883)	(47,834)
Gross profit	11,105	9,916	6,403	28,577	11,649

Operating expenses:
Research and development	(1,668)	(1,560)	(956)	(4,529)	(2,531)
Selling, general and administrative	(2,772)	(2,593)	(1,434)	(7,341)	(3,956)
Total operating expenses	(4,440)	(4,153)	(2,390)	(11,870)	(6,487)
Operating income (loss)	6,665	5,763	4,013	16,707	5,162

Net non-operating (expenses) income:
Interest expense - net	(280)	(282)	(303)	(854)	(1,078)
Foreign exchange gain (loss)	146	(80)	(30)	62	(30)
Gain (loss) on equity-method investments	11	36	112	80	194
Others	(67)	(54)	65	(63)	168
Total non-operating (expenses) income	(190)	(380)	(156)	(775)	(746)
Income (loss) before tax	6,475	5,383	3,857	15,932	4,416

Income tax benefit (expense)	(771)	(611)	(558)	(1,838)	(1,066)
(Loss) income from continuing operations and before minority interest	5,704	4,772	3,299	14,094	3,350
Minority interest	(244)	(159)	(112)	(626)	(55)

Net income (loss)	5,460	4,613	3,187	13,468	3,295

Per share data:
Earnings (losses) per share
– Basic	NT$0.92	NT$0.78	NT$0.56	NT$2.28	NT$0.58
– Diluted	NT$0.91	NT$0.76	NT$0.56	NT$2.24	NT$0.58

Earnings (losses) per equivalent ADS
– Basic	US$0.145	US$0.122	US$0.087	US$0.358	US$0.087
– Diluted	US$0.143	US$0.120	US$0.086	US$0.351	US$0.087

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,984,317	6,010,599	5,705,190	5,973,908	5,722,001

Exchange rate (NT$ per US$1)	31.87	31.78	32.81	31.90	33.26

* Figures above reflect consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Pro Forma Basis Assuming USI Consolidated
at the Beginning of Each Applicable Period
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2010	Jun. 30 2010	Sep. 30 2009	Sep. 30 2010	Sep. 30 2009
Net revenues:
IC Packaging	27,289	25,700	20,002	75,069	46,793
Testing	6,154	5,722	5,014	16,960	12,243
EMS	17,486	14,726	13,886	46,718	36,547
Others	697	702	612	2,072	1,446
Total net revenues	51,626	46,850	39,514	140,819	97,029

Cost of revenues	(40,490)	(36,754)	(31,441)	(111,505)	(81,401)
Gross profit	11,136	10,096	8,073	29,314	15,628

Operating expenses:
Research and development	(1,668)	(1,560)	(1,344)	(4,660)	(3,660)
Selling, general and administrative	(2,713)	(2,655)	(2,134)	(7,626)	(5,921)
Total operating expenses	(4,381)	(4,215)	(3,478)	(12,286)	(9,581)
Operating income (loss)	6,755	5,881	4,595	17,028	6,047

Net non-operating (expenses) income:
Total non-operating (expenses) income	(186)	(402)	(236)	(853)	(917)
Income (loss) before tax	6,569	5,479	4,359	16,175	5,130

Income tax benefit (expense)	(771)	(607)	(670)	(1,854)	(1,304)
(Loss) income from continuing operations and before minority interest	5,798	4,872	3,689	14,321	3,826
Minority interest	(165)	(41)	(119)	(352)	(68)

Net income (loss)	5,633	4,831	3,570	13,969	3,758

Per share data:
Earnings (losses) per share
– Basic	NT$0.95	NT$0.81	NT$0.60	NT$2.35	NT$0.63
– Diluted	NT$0.94	NT$0.80	NT$0.58	NT$2.31	NT$0.63

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,984,317	6,010,599	5,961,964	6,008,189	5,961,964

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM Basis
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2010	Jun. 30 2010	Sep. 30 2009	Sep. 30 2010	Sep. 30 2009
Net revenues:
IC Packaging	27,301	25,707	20,005	75,095	46,804
Testing	6,017	5,288	4,588	15,968	11,233
Others	697	702	612	2,072	1,446
Total net revenues	34,015	31,697	25,205	93,135	59,483

Cost of revenues	(24,912)	(23,394)	(18,802)	(69,282)	(47,834)
Gross profit	9,103	8,303	6,403	23,853	11,649

Operating expenses:
Research and development	(1,260)	(1,143)	(956)	(3,438)	(2,531)
Selling, general and administrative	(1,953)	(1,793)	(1,434)	(5,340)	(3,956)
Total operating expenses	(3,213)	(2,936)	(2,390)	(8,778)	(6,487)
Operating income (loss)	5,890	5,367	4,013	15,075	5,162

Net non-operating (expenses) income:
Interest expense - net	(279)	(275)	(303)	(847)	(1,078)
Foreign exchange gain (loss)	177	(77)	(30)	114	(30)
Gain (loss) on equity-method investments	625	313	112	1,266	194
Others	(202)	(152)	65	(289)	168
Total non-operating (expenses) income	321	(191)	(156)	244	(746)
Income (loss) before tax	6,211	5,176	3,857	15,319	4,416

Income tax benefit (expense)	(596)	(525)	(558)	(1,517)	(1,066)
(Loss) income from continuing operations and before minority interest	5,615	4,651	3,299	13,802	3,350
Minority interest	(155)	(38)	(112)	(334)	(55)

Net income (loss)	5,460	4,613	3,187	13,468	3,295

Per share data:
Earnings (losses) per share
– Basic	NT$0.92	NT$0.78	NT$0.56	NT$2.28	NT$0.58
– Diluted	NT$0.91	NT$0.76	NT$0.56	NT$2.24	NT$0.58

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,984,317	6,010,599	5,705,190	5,973,908	5,722,001

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2010	Jun. 30 2010	Sep. 30 2009	Sep. 30 2010	Sep. 30 2009
Net revenues:
Total net revenues	17,486	14,726	13,886	46,718	36,547

Cost of revenues	(15,387)	(12,963)	(12,199)	(41,242)	(32,319)
Gross profit	2,099	1,763	1,687	5,476	4,228

Operating expenses:
Research and development	(407)	(417)	(387)	(1,222)	(1,128)
Selling, general and administrative	(724)	(801)	(634)	(2,114)	(1,779)
Total operating expenses	(1,131)	(1,218)	(1,021)	(3,336)	(2,907)
Operating income (loss)	968	545	666	2,140	1,321

Net non-operating (expenses) income:
Total non-operating (expenses) income	114	91	53	185	138
Income (loss) before tax	1,082	636	719	2,325	1,459

Income tax benefit (expense)	(174)	(85)	(112)	(333)	(237)
(Loss) income from continuing operations and before minority interest	908	551	607	1,992	1,222
Minority interest	(2)	(2)	(2)	(6)	(4)

Net income (loss)	906	549	605	1,986	1,218

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

As of Sep. 30, 2010		As of Jun. 30, 2010

Current assets:
Cash and cash equivalents	26,278	24,771
Financial assets – current	3,075	3,290
Notes and accounts receivable	36,329	34,309
Inventories	25,220	24,905
Others	5,563	4,725
Total current assets	96,465	92,000

Financial assets – non current	2,328	2,389
Properties – net	102,698	95,906
Intangible assets	16,007	16,419
Others	5,063	4,579
Total assets	222,561	211,293

Current liabilities:
Short-term debts – revolving credit	19,116	15,494
Current portion of long-term debts	3,239	2,136
Notes and accounts payable	24,997	24,896
Others	20,296	22,757
Total current liabilities	67,648	65,283

Long-term debts	58,155	50,816
Other liabilities	4,195	4,116
Total liabilities	129,998	120,215

Minority interest	3,897	7,055

Shareholders’ equity	88,666	84,023
Total liabilities & shareholders’ equity	222,561	211,293

Current Ratio	1.43	1.41
Net Debt to Equity	0.55	0.44

* Figures above reflect consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Sep. 30, 2010		As of Jun. 30, 2010

Current assets:
Cash and cash equivalents	10,490	10,769
Financial assets – current	402	415
Notes and accounts receivable	14,339	13,405
Inventories	7,302	7,455
Others	546	596
Total current assets	33,079	32,640

Financial assets – non current	529	571
Properties – net	4,892	4,975
Intangible assets	154	158
Others	924	995
Total assets	39,578	39,339

Current liabilities:
Short-term debts – revolving credit	5,832	5,592
Current portion of long-term debts	245	-
Notes and accounts payable	13,642	13,525
Others	1,852	3,827
Total current liabilities	21,571	22,944

Long-term debts	1,155	200
Other liabilities	340	340
Total liabilities	23,066	23,484

Minority interest	37	35

Shareholders’ equity	16,475	15,820
Total liabilities & shareholders’ equity	39,578	39,339